November 5, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Attn:	Rebekah Lindsey, Senior Staff Accountant
Christine Dietz, Accounting Branch Chief
Mitchell Austin, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	ION Acquisition Corp 2 Ltd.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 25, 2021
File No. 333-258472
Dear Mr. Austin:
On behalf of our client, ION Acquisition Corp 2 Ltd., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on October 25, 2021 (the “Registration Statement”), contained in the Staff’s letter dated November 3, 2021 (the “Comment Letter”).
The Company has filed via EDGAR its Amendment No. 3 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.
Amendment No. 2 to Registration on Form S-4 filed October 25, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 242

1.Please refer to prior comments 4 and 5. We note that you do not evaluate core clients, the percentage of revenue derived from such clients, core

United States Securities and Exchange Commission
November 5, 2021
client retention and net revenue retention on a quarterly basis due to the potential disparate impact of seasonality on the Company's clients. As this seasonality appears to materially impact your results of operations, presenting these metrics for the interim period appears to provide material information regarding the effect of seasonality on your results. Please revise to disclose these metrics for each interim period presented and provide an analysis discussing the impact of seasonality on trends in the metrics. Alternatively, revise to disclose the reason such metrics are not provided for the interim period as discussed in your response and provide more robust disclosure about the impact of seasonality on trends in your results of operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages 265, 275, 277 and 289 of the Amended Registration Statement in response to the Staff's comment.
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United States Securities and Exchange Commission
November 5, 2021
Please do not hesitate to contact Jason Rocha at (713)-496-9732 of White & Case LLP with any questions or comments regarding this letter.
Sincerely,
/s/White & Case LLP
White & Case LLP
cc:    Gilad Shany, ION Acquisition Corp 2 Ltd.

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